UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                            (Amendment No. 5)*

                      Presidio Capital Corp. (PDIOF)
                              (Name of Issuer)

                          Class A Common Shares
                      (Title of Class of Securities)

                           CUSIP No. G722011109

                              (CUSIP Number)

                             Thomas F. Steyer
                    Farallon Capital Management, L.L.C.
                      One Maritime Plaza, Suite 1325
                     San Francisco, California  94111
                              (415) 421-2132
   (Name, Address and Telephone Number of Person Autho-rized to Receive Notices and Communications)

                            December 13, 1996

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting benefi-cial ownership of five percent or less of such class.)
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D
CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,372,338

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,372,338

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     1,372,338

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     15.7%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
PAGE

                               SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    With Sole Voting Power

     -0-

8    Shared Voting Power

     1,580,015

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,580,015

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     1,580,015

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     18.0%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE
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                               SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners II, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     605,480

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     605,480

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     605,480

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     6.9%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE
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                               SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Tinicum Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     New York

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     232,671

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     232,671

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     232,671

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     2.7%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Management, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     674,761

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     674,761

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     674,761

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     7.7%

14   Type of Reporting Person*

     00

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Partners, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     3,790,504

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     3,790,504

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     3,790,504

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     43.2%

14   Type of Reporting Person*

     00

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Enrique H. Boilini

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Argentina

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     4,465,265

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     4,465,265

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     4,465,265

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     50.9%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David I. Cohen

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     South Africa

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     4,465,265

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     4,465,265

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     4,465,265

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     50.9%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Joseph F. Downes

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     4,465,265

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     4,465,265

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     4,465,265

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     50.9%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Fleur E. Fairman

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     3,790,504

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     3,790,504

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     3,790,504

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     43.2%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Jason M. Fish

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     4,465,265

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     4,465,265

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     4,465,265

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13  Percent of Class Represented by Amount in Row (11)

    50.9%

14  Type of Reporting Person*

    IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Andrew B. Fremder

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     4,465,265

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     4,465,265

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     4,465,265

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     50.9%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     William F. Mellin

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     4,465,265

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     4,465,265

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     4,465,265

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     50.9%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Stephen L. Millham

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     4,465,265

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     4,465,265

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     4,465,265

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     50.9%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                              SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Meridee A. Moore

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     4,465,265

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     4,465,265

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     4,465,265

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     50.9%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                               SCHEDULE 13D

CUSIP No. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Thomas F. Steyer

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     4,465,265

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     4,465,265

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     4,465,265

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13  Percent of Class Represented by Amount in Row (11)

    50.9%

14  Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

     This Amendment No. 5 to Schedule 13D amends the
Schedule 13D initially filed on July 31, 1995 (collec-tively, with all amendments thereto, the "Schedule 13D") as follows:

Item 2.  Identity and Background

     Item 2 as reported on Schedule 13D is hereby amended and restated in its entirety as follows:

     (a)  This statement is filed by:  (i) Farallon
Capital Partners, L.P., a California limited partnership
("FCP"), with respect to the Shares held by it; (ii)
Farallon Capital Institutional Partners, L.P., a Califor-
nia limited partnership ("FCIP"), with respect to the
Shares held by it:  (iii) Farallon Capital Institutional
Partners II, L.P., a California limited partnership
("FCIP II"), with respect to the Shares held by it; (iv)
Tinicum Partners, L.P., a New York limited partnership
("Tinicum"), with respect to the Shares held by it; (v)
Farallon Capital Management, L.L.C., a Delaware limited
liability company ("FCMLLC"), with respect to the Shares
held by Farallon Capital Offshore Investors, Inc., a
British Virgin Islands corporation ("Offshore") and
certain other accounts managed by FCMLLC (together with
Offshore, the "Managed Accounts"); (vi) Farallon Part-
ners, L.L.C., a Delaware limited liability company
("FPLLC") with respect to the Shares held by each of the
entities named in (i) through (iv) above; (vii) each of
Enrique H. Boilini ("Boilini"), David I. Cohen ("Cohen"),
Joseph F. Downes ("Downes"), Jason M. Fish ("Fish"),
Andrew B. Fremder ("Fremder"), William F. Mellin
("Mellin"), Stephen L. Millham ("Millham"), Meridee A.
Moore ("Moore") and Thomas F. Steyer ("Steyer"), with
respect to the Shares held by each of the entities named
in (i) through (v) above; and (viii) Fleur E. Fairman
("Fairman") with respect to the Shares held by each of
the entities named in (i) through (iv) above.  (FCP,
FCIP,
PAGE

FCIP II, Tinicum, FCMLLC, FPLLC, Boilini, Cohen,
Downes, Fairman, Fish, Fremder, Mellin, Millham, Moore and Steyer shall collectively be referred to hereafter as the "Filing Persons".)

     As of the October 1, 1996, Enrique H. Boilini became a managing member and FPLLC and FCMLLC.

     The name, principal business, state of incorpora-tion, executive officers, directors and controlling persons of FCMLLC and FPLLC, are set forth on Annex 1 hereto. The ownership of the Shares reported hereby for FCP, FCIP, FCIP II, Tinicum and the Managed Accounts are owned directly by such entities. Each of Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owners of all such Shares, each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owners of all such Shares other than the Shares owned by the Managed Accounts, and FCMLLC may be deemed to be the beneficial owner of all such Shares owned by the Managed Accounts. Each of FCMLLC, FPLLC, Boilini, Cohen, Downes, Fairman, Fish,
Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Shares.

     (b) The address of the principal business and principal office of (i) the Partnerships, FCMLLC and FPLLC is One Maritime Plaza, Suite 1325, San Francisco,
California  94111, and (ii) Offshore is CITCO Building,
Wickhams Cay, P.O. Box 662, Road Town, Tortola, British
Virgin Islands.

     (c) The principal business of each of the Partner-ships and Offshore is that of a private investment fund engaging in the purchase and sale of securities for its own
PAGE
account. The principal business of FPLLC is to act as General Partner of the Partnerships. The principal business of FCMLLC is that of a registered investment adviser.

     (d)  None of the Partnerships, FCMLLC, FPLLC,
Offshore or any of the persons listed on Annex 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  None of the Partnerships, FCMLLC, FPLLC,
Offshore or any of the persons listed on Annex 1 hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceed-ing, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consider-ation.

     Item 3 as reported on the Schedule 13D is hereby amended and supplemented by the following:

     The net investment cost (including commissions) is $1,009,820 for the 50,300 Shares acquired by FCP since the filing of the last Schedule 13D, $1,169,262 for the 58,300 Shares acquired by FCIP since the filing of the last Schedule 13D, $445,237 for the 22,200 Shares acquired by FCIP II since the filing of the last Schedule
13D, $262,902 for the 13,100 Shares acquired by Tinicum since the filing of the last Schedule 13D, and $2,265,054 for the 113,504 Shares acquired by the Managed Accounts since the filing of the last Schedule 13D.

     The consideration for such acquisitions was obtained as follows: (i) with respect to FCIP, FCIP II and the Managed Accounts, from working capital; and (ii) with respect to FCP and Tinicum, from working capital and/or from borrowings pursuant to separate
PAGE
revolving credit agreements (the "Credit Agreements") entered into by each of FCP and Tinicum with ING (U.S.)
Capital Corporation ("ING").

     The interest rates charged pursuant to the Credit
Agreements are the ING Base Rate plus 1.5% and/or LIBO plus a spread ranging from 1.875% - 2.25% depending upon the amount of borrowings currently outstanding under the relevant Credit Agreement. Some or all of the Shares held by FCP and Tinicum have been pledged pursuant to the Credit Agreements.

     It is not possible to determine the exact amount of borrowings (if any) used to acquire the Shares.

Item 5.  Interest in Securities of the Issuer.

     Item 5 as reported on Schedule 13D is hereby amended and restated in its entirety as follows:

A.   Farallon Capital Partners, L.P.

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for FCP is
incorporated herein by reference.   The percentage amount
set forth in Row 13 of such cover page and of each other cover page filed herewith is calculated based upon the 8,766,569 Shares reported in the Company's Form 10Q for the period ended September 30, 1996 to be outstanding as of November 2, 1996.

     (c) The trading dates, number of Shares purchased or sold and the price per Share for all transactions in the Shares for all transactions in the Shares in the last
60 days are set forth on Schedule A hereto and are incorporated herein by reference. All of such transac-tions were open-market transactions.

     (d) FPLLC as General Partner has the power to direct the affairs of FCP, including decisions regarding the disposition of the proceeds from the sale of the Shares. Mr. Steyer is the senior managing member of FPLLC and Messrs. Boilini, Cohen, Downes, Fish, Fremder,
Mellin and Millham and Mdmes. Fairman and Moore are managing members of FPLLC.

     (e)  Not applicable.

PAGE

B.   Farallon Capital Institutional Partners, L.P.

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for FCIP is incorporated herein by reference.

     (c) The trading dates, number of Shares purchased or sold and the price per Share for all transactions in the Shares in the last 60 days are set forth on Schedule
B hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

     (d) FPLLC as the General Partner has the power to direct the affairs of FCIP, including decisions regarding the disposition of the proceeds from the sale of the Shares. Mr. Steyer is the senior managing member of FPLLC and Messrs. Boilini, Cohen, Downes, Fish, Fremder,
Millham and Mellin and Mdmes. Fairman and Moore are managing members of FPLLC.

     (e)  Not applicable.

C.   Farallon Capital Institutional Partners II, L.P.

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for FCIP II is incorporated herein by reference.

     (c) The trading dates, number of Shares purchased or sold and the price per Share for all transactions in the Shares in the last 60 days are set forth on Schedule
C hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

     (d) FPLLC as the General Partner has the power to direct the affairs of FCIP II, including decisions regarding the disposition of the proceeds from the sale of the Shares. Mr. Steyer is the senior managing member of FPLLC and Messrs. Boilini, Cohen, Downes, Fish,
Fremder, Mellin and Millham and Mdmes. Fairman and Moore are managing members of FPLLC.

     (e)  Not applicable.

D.   Tinicum Partners, L.P.

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Tinicum is incorporated herein by reference.
PAGE

     (c) The trading dates, number of Shares purchased or sold and the price per Share for all transactions in the Shares in the last 60 days are set forth on Schedule
D hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

     (d) FPLLC as the General Partner has the power to direct the affairs of Tinicum, including decisions regarding the disposition of the proceeds from the sale of the Shares. Mr. Steyer is the senior managing member of FPLLC and Messrs. Boilini, Cohen, Downes, Fish,
Fremder, Mellin and Millham and Mdmes. Fairman and Moore are managing members of FPLLC.

     (e)  Not applicable.

E.   Farallon Capital Management, L.L.C.

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for FCMLLC is incorporated herein by reference.

     (c) The trading dates, number of Shares purchased or sold and the price per Share for all purchases or sales of the Shares by the Managed Accounts in the last
60 days are set forth on Schedule E hereto and are incorporated herein by reference. All of such transac-tions were open-market transactions.

     (d) FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the Shares held by the Managed Accounts. Mr. Steyer is the senior managing member of FCMLLC, and Messrs.
Boilini, Cohen, Downes, Fish, Fremder, Mellin and
Millham and Ms. Moore are managing members of FCMLLC.

     (e)  Not applicable.

F.   Farallon Partners, L.L.C.

     (a), (b)  The information set forth in rows 7, 8, 9,
10, 11, and 13 of the cover page hereto for FPLLC is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares.
Mr. Steyer is the senior managing member of FPLLC, and Messrs. Boilini, Cohen, Downes, Fish, Fremder,
PAGE

Mellin and Millham and Mdmes. Fairman and Moore are managing members of FPLLC.

     (e)  Not applicable.

G.   Enrique H. Boilini

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Boilini is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares held by the Managed Accounts. Mr. Boilini is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

H.   David I. Cohen

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Cohen is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares held by the Managed Accounts. Mr. Cohen is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

I.   Joseph F. Downes

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Downes is incorporated herein by reference.
PAGE

     (c)  None.

     (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares held by the Managed Accounts. Mr. Downes is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

J.   Fleur E. Fairman

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Fairman is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
Ms. Fairman is a managing member of FPLLC.

     (e)  Not applicable.

K.   Jason M. Fish

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Fish is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares held by the Managed Accounts. Mr. Fish is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

L.   Andrew B. Fremder
PAGE

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Fremder is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares held by the Managed Accounts. Mr. Fremder is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

M.   William F. Mellin

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Mellin is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares held by the Managed Accounts. Mr. Mellin is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

N.   Stephen L. Millham

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Millham is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares held by the Managed Accounts. Mr. Millham is a managing member of FCMLLC and FPLLC.
PAGE

     (e)  Not applicable.

O.   Meridee A. Moore

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Moore is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of shares held by the Managed Accounts. Ms. Moore is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

P.   Thomas F. Steyer

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Steyer is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the Shares held by the Managed Accounts. Mr. Steyer is the senior managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

     The ownership of the Shares reported hereby for FCP, FCIP, FCIP II, Tinicum and the Managed Accounts are owned directly by such entities. Each of Boilini, Cohen, Downes, Fremder, Fish, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owners of all such Shares, each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owners of all such Shares other than the Shares owned by the Managed Accounts, and FCMLLC may be deemed to be the beneficial owner of all such Shares owned by the Managed Accounts. Each of FCMLLC, FPLLC, Boilini, Cohen, Downes, Fairman, Fish,
Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Shares.
PAGE

Item 6.  Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.

     Item 6 as reported on Schedule 13D is hereby amended and supplemented by the following:

     Some or all of the Shares held by FCP and Tinicum have been pledged pursuant to the Credit Agreements, as disclosed in Item 3.

Item 7.  Materials to be Filed as Exhibits.

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

PAGE

                              SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 1996



                    /s/ THOMAS F. STEYER
                    __________________________________
                    FARALLON PARTNERS, L.L.C., on its own
                    behalf and as General Partner of
                    FARALLON CAPITAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS, L.P., FARALLON CAPITAL
                    INSTITUTIONAL PARTNERS II, L.P., and
                    TINICUM PARTNERS, L.P. by Thomas F.
                    Steyer, Senior Managing Member


                    /s/ THOMAS F. STEYER
                    ___________________________________
                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                    By Thomas F. Steyer,
                    Senior Managing Member


                    /s/ THOMAS F. STEYER
                    ___________________________________
                    Thomas F. Steyer, individually and
                    as attorney-in-fact for each of
                    Enrique H. Boilini, David I. Cohen,
                    Joseph F. Downes, Fleur E. Fairman
                    Jason M. Fish, Andrew B. Fremder,
                    William F. Mellin, Stephen L.
                    Millham, and Meridee A. Moore.

ANNEX 1

          Set forth below with respect to Farallon
Capital Management, L.L.C. and Farallon Partners, L.L.C.
is the following: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below, with respect to each managing member of the General Partner of FCIP, FCIP II, FCP and
Tinicum, is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.


     1.   (a)  Farallon Capital Management, L.L.C.
          (b)  One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Serves as investment adviser to various
               managed accounts
          (d)  Delaware limited liability company
          (e)  Managing Members: Thomas F. Steyer, Senior
               Managing Member, Enrique H. Boilini,
               David I. Cohen, Joseph H. Downes, Jason M.
               Fish, Andrew B. Fremder, William F.
               Mellin, Stephen L. Millham and
               Meridee A. Moore, Managing Members.

     2.   (a)  Farallon Partners, L.L.C.
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Serves as general partner to investment
               partnerships
          (d)  Delaware limited liability company
          (e)  Managing Members:  Thomas F. Steyer,
               Senior Managing Member, Enrique H.
               Boilini, David I. Cohen, Joseph H. Downes,
               Fleur E. Fairman, Jason M. Fish,
               Andrew B. Fremder, William F. Mellin,
               Stephen L. Millham and
               Meridee A. Moore, Managing Members.

     3.   (a)  Enrique H. Boilini
          (b)  c/o Farallon Capital Management, L.L.C.
               75 Holly Hill Lane
               Greenwich, CT  06830
          (c)  Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon
               Capital Management, L.L.C.
          (d)  Argentinean Citizen

     4.   (a)  David I. Cohen
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon
               Capital Management, L.L.C.
          (d)  South African Citizen
PAGE

     5.   (a)  Joseph F. Downes
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon
               Capital Management, L.L.C.
          (d)  United States Citizen

     6.   (a)  Fleur E. Fairman
          (b)  993 Park Avenue
               New York, New York 10028
          (c)  Managing Member of Farallon Partners,
               L.L.C.
          (d)  United States Citizen

     7.   (a)  Jason M. Fish
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon
               Capital Management, L.L.C.
          (d)  United States Citizen

     8.   (a)  Andrew B. Fremder
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon
               Capital Management, L.L.C.
          (d)  United States Citizen

     9.   (a)  William F. Mellin
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon
               Capital Management, L.L.C.
          (d)  United States Citizen

     10.  (a)  Stephen L. Millham
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon
               Capital Management, L.L.C.
          (d)  United States Citizen

     11.  (a)  Meridee A. Moore
PAGE

          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon
               Capital Management, L.L.C.
          (d)  United States Citizen

     12.  (a)  Thomas F. Steyer
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
          (c)  Senior Managing Member of Farallon
               Partners, L.L.C.; Senior Managing Member of Farallon Capital Management, L.L.C.
          (d)  United States Citizen

PAGE

              JOINT ACQUISITION STATEMENT
              PURSUANT TO RULE 13D-(f)(1)


     The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amend-ments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  December 23, 1996




                    __________________________________
                    FARALLON PARTNERS, L.L.C.,
                    on its own behalf and
                    as General Partner of
                    FARALLON CAPITAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS, L.P., FARALLON CAPITAL
                    INSTITUTIONAL PARTNERS II, L.P., and
                    TINICUM PARTNERS, L.P.
                    by Thomas F. Steyer,
                         Senior Managing Member


                    __________________________________
                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                    By Thomas F. Steyer,
                    Senior Managing Member


                    __________________________________
                    Thomas F. Steyer, individually and
                    as attorney-in-fact for each of
                    Enrique H. Boilini, David I. Cohen,
                    Joseph F. Downes, Fleur E. Fairman,
                    Jason M. Fish, Andrew B. Fremder,
                    William F. Mellin, Stephen L.
                    Millham, and Meridee A. Moore.
PAGE

                         SCHEDULE A


                FARALLON CAPITAL PARTNERS, L.P.



               NO. OF SHARES            PRICE
TRADE DATE     PURCHASED                PER SHARE
                                        (including
                                        commission)


12/13/96       43,500                   $20.00


PAGE

                        SCHEDULE B


       FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.



               NO. OF SHARES            PRICE
TRADE DATE     PURCHASED                PER SHARE
                                        (including
                                        commission)


12/13/96       52,500                    $20.00

                         SCHEDULE C


      FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.




               NO. OF SHARES            PRICE
TRADE DATE     PURCHASED                PER SHARE
                                        (including
                                        commission)


12/13/96       20,000                    $20.00

PAGE

                         SCHEDULE D


                    TINICUM PARTNERS, L.P.



               NO. OF SHARES            PRICE
TRADE DATE     PURCHASED                PER SHARE
                                        (including
                                        commission)


12/13/96       11,500                   $20.00

                         SCHEDULE E


             FARALLON CAPITAL MANAGEMENT, L.L.C.



                                        PRICE
               NO. OF SHARES            PER SHARE
TRADE DATE     PURCHASED                (including
                                        commission)


11/07/96       5,000                    $19.53

12/13/96       62,604                   $20.00

12/13/96       2,300                    $20.00

11/07/96       10,000                   $19.53

12/13/96       30,000                   $20.00